November 9, 2017

Re:	Tulsa Real Estate Fund, LLC Amendment No. 1 of Offering Statement on Form 1-A Submitted July 7, 2017 CIK No. 0001704303

To whom it may concern:

Please see the answer to your comments below.

General

1. We note your response to comment 1 of our prior letter. In response to our comment, you state that the members of management have not conducted similar programs to the one contemplated by the offering circular. Please advise whether the members of your management have conducted any programs investing in real estate. To the extent your managers have conducted other programs investing in real estate, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

As stated to Tom Kluck via telephone, there were no previous programs conducted.

2. We note your response to comment 3 of our prior letter and your disclosure regarding your share redemption policy. Please note that we have referred this disclosure to the Office of Mergers & Acquisitions for further review.

Noted.

3. We note your revised disclosure on page 39 that in addition to the Class A Interests in the company being offered in the offering statement, the company has outstanding Class B Interests that will maintain a 50% interest in the company. Please include a Dilution section as required by Item 5 of Form S-11 and Item 506 of Regulation of S-K.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

1

The term “dilution” refers to the reduction (as a percentage of the aggregate Interests outstanding) that occurs for any given Interest when additional Interests are issued. If all of the Class A Interests in this offering are fully subscribed and sold, the Class A Interests offered herein will constitute approximately 50% of the total Interests of the Company. The Company anticipates that subsequent to this offering the Company may require additional capital and such capital may take the form of Interests or securities or debt convertible into stock. Such future fund raising will further dilute the percentage ownership of the Interests sold herein in the Company.

If you invest in our Class A Interests, your interest will be diluted immediately to the extent of the difference between the offering price per share of our Class A Interests and the pro forma net tangible book value per share of our Class A Interests after this offering. As of the date of this Offering, the net tangible book value of the Company was approximately ($0.00) since the Company has not generated any revenue to date. Based on the number of Class A Interests and Class B Interests issued and outstanding as of the date of this Offering Circular, that equates to a net tangible book value of approximately ($.000) per share of Class A Interests on a pro forma basis. Net tangible book value per share consists of Members’ equity adjusted for the retained earnings (deficit), divided by the total number of Interests outstanding. The pro forma net tangible book value, assuming full subscription in this Offering, would be $499.40 per Class A Interest.

Thus, if the Offering is fully subscribed, the net tangible book value per Interest of Class B Interests owned by our Manager will have immediately increased by approximately $24.97 without any additional investment on their part and the net tangible book value per Share for new investors in the Class A Interests will be immediately diluted to $24.97 per Interest. The following table illustrates this per Share dilution assuming 100% of the Class A Interests are sold. It assumes a net tangible value of $49,940,000 (numerator) and 2,000,000 issued (denominator):

Offering price per Share*	$50

Net Tangible Book Value per Interest before Offering (based on 5,000,000 Interests)	$(0.000)

Increase in Net Tangible Book Value per Interest Attributable to Interests Offered Hereby (based on 5,000,000 Interests)	$24.97

Net Tangible Book Value per Interest after Offering (based on 5,000,000 Interests)	$24.97

Dilution of Net Tangible Book Value per Interest to Purchasers in this Offering	$25.03

_______

*Before deduction of offering expenses

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

2

The following table illustrates this per Interest dilution assuming 75% of the Interests Offered are sold. It assumes a net tangible value of $37,440,000 (numerator) and total Interests of 1,500,000 (denominator):

Offering price per Interest*	$50

Net Tangible Book Value per Interest before Offering (based on 3,750,000 Interests)	$(0.000)

Increase in Net Tangible Book Value per Interest Attributable to Interests Offered Hereby (based on 3,750,000 Interests)	$24.96

Net Tangible Book Value per Interest after Offering (based on 3,750,000 Interests)	$24.96

Dilution of Net Tangible Book Value per Interest to Purchasers in this Offering	$25.04

________

*Before deduction of offering expenses

The following table illustrates this per Interest dilution assuming 50% of the Interests Offered are sold. It assumes a net tangible value of $24,940,000 (numerator) and total Interests of 1,000,000 (denominator):

Offering price per Interest*	$50

Net Tangible Book Value per Interest before Offering (based on 2,500,000Interests)	$0.000

Increase in Net Tangible Book Value per Interest Attributable to Interests Offered Hereby (based on 2,500,000 Interests)	$24.94

Net Tangible Book Value per Interest after Offering (based on 2,500,000 Interests)	$24.94

Dilution of Net Tangible Book Value per Interest to Purchasers in this Offering	$25.06

________

*Before deduction of offering expenses

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

3

The following table illustrates this per Interest dilution assuming 25% of the Interests Offered are sold. It assumes a net tangible value of $12,440,000 (numerator) and total Interests of 500,000 (denominator):

Offering price per Interest*	$50

Net Tangible Book Value per Interest before Offering (based on ,1250,000 Interests)	$(0.000)

Increase in Net Tangible Book Value per Interest Attributable to Interests Offered Hereby (based on 1,250,000 Interests)	$24.88

Net Tangible Book Value per Interest after Offering (based on 1,250,000 Interests)	$24.88

Dilution of Net Tangible Book Value per Interest to Purchasers in this Offering	$25.12

________

*Before deduction of offering expenses

The following table illustrates this per Interest dilution assuming 10% of the Interests Offered are sold. It assumes a net tangible value of $4,940,000 (numerator) and total Interests of 200,000 (denominator):

Offering price per Interest*	$50

Net Tangible Book Value per Interest before Offering (based on 500,000 Interests)	$(0.000)

Increase in Net Tangible Book Value per Interest Attributable to Interests Offered Hereby (based on 500,000 Interests)	$24.70

Net Tangible Book Value per Interest after Offering (based on 500,000 Interests)	$24.70

Dilution of Net Tangible Book Value per Interest to Purchasers in this Offering	$25.30

________

*Before deduction of offering expenses

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

4

Cover Page of Offering Statement

4. We note your response to comment 5 of our letter. In response to our comment, you revised your disclosure to state that investors may start funding their investment account with as little as $50, but it will not be accepted until they reach $500, and that they may redeem these amounts at any time prior to reaching $500. We also note that you state that management, in its discretion may accept subscriptions for a lesser amount. Please clarify whether an individual will be notified if the management determines to accept a lesser amount and whether they will have a chance to redeem their shares if management determines to accept a lesser amount.

We have struck the reference to taking less than $500. We will not be accepting subscriptions for less than the minimum.

5. We note your disclosure that you are offering 50,000 Class A Interests at $50 per Interest. Please reconcile this amount with your use of proceeds table.

We have amended to 1,000,000 Class A Interests.

6. Please disclose on the cover page the net proceeds you will receive in the offering on a per unit basis and for the total amount of the offering. Also, since this offering is a minimum/maximum offering, please show this information based on the total minimum and the total maximum amount of the offering. See Item 3(a) of Part I, of Form S-11 and Item 501(b)(3) of Regulation S-K.

We have added the following table.

Class A Interests (Unit)	Price to Investors	Sellers’ Commissions	Proceeds to the Company
Per Unit or Interest	$50	$0.00	$50
Minimum Dollar Amount	$100,000	$0.00	$100,000
Maximum Dollar Amount	$50,000,000	$0.00	$50,000,000

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

5

7. We note your disclosure on the cover page that funds raised in the offering will be deposited into a segregated account and that this will not be an escrow account. Please reconcile this disclosure with the statement on page 19 that all subscription funds will be deposited into the Company’s escrow account.

We have struck any reference to escrow account throughout.

Determination of Offering Price, page 19

8. We note your disclosure in this section and in the section Offering Price Factors on page 39 that the price per Interests value will be the $50 per Interests for a total of $50 million. Please revise to explain this statement in light of the outstanding Class B Interests or advise us why such revision is not necessary.

We have struck these two sentences.

Use of proceeds, page 20

9. We note your revised disclosure in footnote 1 to the Use of Proceeds table in response to prior comment 6. The updated footnote is not consistent with your disclosure on page 22 where you state that you will pay the offering expenses of $60,000 regardless of the amount of Class A Interests you sell. Please revise your disclosure to address this discrepancy.

We updated the sentence on page 22 to read as follows:

The Manager will pay the offering expenses of $60,000 regardless of the amount of Class A Interests we sell and will only be reimbursed if the Company raises a minimum of $250,000.

Milestones, page 33

10. We note your response to comment 14 of our letter. Please update your disclosure in this section as appropriate.

We have amended to read as follows:

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

6

We hope to reach the following milestones in the next 12 months:

☐	November 2017 - Complete our Form 1-A qualification statement.
☐	December 2017 - Begin fundraising.
☐	Winter 2018 - Reach minimum raise requirement of $100,000; break escrow and search for properties to purchase.
☐	Winter 2018 - Purchase first property.

Summary of Operating Agreement, page 35

11. Please clearly disclose how the rights of holders of the Class A Interests are limited or qualified by the rights of the holders of the Class B Interests. See Item 202(a)(4) of Regulation S-K.

Please reference the redline Offering Circular. We have made adjustments to this section to read as follows:

Voting Rights of the Members

The Members will have no right to participate in the management of the Company and will have limited voting rights. Members shall have the right to vote only on the following matters:

Admission of Additional Members: Upon the Company obtaining Capital Contributions of $50,000,000.00, the Manager shall not admit any person as a Member, other than as a substituted Member, without the consent of the Manager and the Members holding all of the Interests.

Removal for Cause: The Members, by an affirmative vote of more than 75% of the Class Interests entitled to vote, shall have the right to remove the Manager at any time solely “for cause.” For purposes of the Operating Agreement, removal of the Manager “for cause” shall mean removal due to the:

(i) conviction or civil judgment for gross negligence or fraud of the Manager,

(ii) conviction or civil judgment for willful misconduct or willful breach of this Operating Agreement by the Manager,

(iii) bankruptcy or insolvency of the Manager, or

(iv) a conviction of a financial or corporate felony by Mershard J. Frierson or Jay Morrison.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

7

If the Manager or an Affiliate owns any Class A Interests, the Manager or the Affiliate, as the case may be, shall not participate in any vote to remove the Manager.

Vacancy of Manager: Any vacancy caused by the removal of any Manager shall be filled by the affirmative vote of the Members holding a majority of the Class A Interests at a special meeting called for that purpose.

Dissolution of the Company: The Members holding 75% of the Class A Interests can vote to dissolve the Company. However, the Company can be dissolved as a result of other actions that do not require the vote of the Members, as set forth in the Operating Agreement.

Change To Member Distribution Structure: Any proposed change to the Member distribution structure will require approval by Members holding 100% of the Company. A non-response by a Member shall be deemed a vote that is consistent with the Manager’s recommendation with respect to any proposal.

Amendment of Operating Agreement: The Operating Agreement may be amended or modified from time to time only by a written instrument adopted by the Manager and executed and agreed to by the Members holding a majority of the Class A Interests; provided, however, that: (i) an amendment or modification reducing a Member’s allocations or share of distributions (other than to reflect changes otherwise provided by the Operating Agreement) is effective only with that Member’s consent; (ii) an amendment or modification reducing the required allocations or share of distributions or other measure for any consent or vote in the Operating Agreement is effective only with the consent or vote specified in the Operating Agreement prior to such amendment or modification; and (iii) an amendment that would modify the limited liability of a Member is effective only with that Member’s consent. The Operating Agreement may be amended by the Managers without the consent of the Members: (i) to correct any errors or omissions, to cure any ambiguity or to cure any provision that may be inconsistent with any other provision hereof or with any subscription document; or (ii) to delete, add or modify any provision required to be so deleted, added or modified by the staff of the Securities Exchange Commission or similar official, when the deletion, addition or modification is for the benefit or protection of any of the Manager and/or Members.

The Class A Interests are not limited or qualified by the rights of the holders of the Class B Interests on those matters in which the Class A Members have a right to vote.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

8

12. We note your reference to a three-time felon in the description of the business experience of Jay Morrison. Please advise us of the dates of these convictions and whether they were within 10 years of the filing date of the offering statement. See Rule 262 of Regulation A.

They are not within 10 years of this filing.

The conviction dates were:

October 20, 2000 – Somerset, NJ

November 27, 2000

December 13, 2000 – Baltimore, Maryland

Certain Relationships and Related Party Transactions, page 41

13. We note your disclosure that you have issued 100% of the Class B Interests to your Manager. Please include the disclosure required by Item 404(a) of Regulation S-K.

We added the following information:

The Manager is controlled by Jay Morrison. Jay Morrison is the manager of the Manager. The approximate value of the Class B Interests at the time of this Offering is approximately $1,000. Johnetta Paye and Mershard Frierson hold minority interests in the Manager.

Please contact me at jillian@crowdfundinglawyers.net or 323-799-1342 with further inquiries or to notify that we have cleared comments and may request acceleration of qualification.

Thank you.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

9